金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

February 6, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corpora
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	January 13, 2004
SC1-Return of Allotments	February 4, 2004

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

Exemption#82-3604

CR

Companies Registry
公 司 註 冊 處

04 FEB -9 AM 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
12	01	2004				

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 250,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 335,000

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 270,805,033.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	500,000	0.50	1.17	Nil	0.67	335,000

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

13/01/2004 GG503951
CR No. : -054055-

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Chuang Siu Leung, Andrew Director	Flat 2A, Hollywood Heights, 6 Old Peak Road, Hong Kong	500,000		
	Total Shares Allotted by Class 各類股份分配總額	500,000		

Signed 簽名 : [signature]

(Name 姓名) : (Wong Man Kit) Date 日期 : January 13, 2004

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

Exemption#82-3604

CR

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
03	02	2004				

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 192,500

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 449,600

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 270,997,533.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	170,000	0.50	1.45	Nil	0.95	161,500
Ordinary	215,000	0.50	1.84	Nil	1.34	288,100

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Ho Pak Nin Manager	20 Belleview Drive 2/F., Repulse Bay Garden Repulse Bay Hong Kong	100,000		
Wong Man Kon Accountant	Flat 1, 8/F., Tong Wu House Yuk Po Court, Sheung Shui N.T.	200,000		
To Wing Yi Assistant Accountant	Flat A, 1/F., Mandarin Court 28-36 Flower Market Road Mongkok, Kowloon	15,000		
Lo Shok Yee Executive Secretary	Flat B, 21/F., Tower 6 Bellagio 33 Castle Peak Road Sham Tseng, N.T.	70,000		
	Total Shares Allotted by Class 各類股份分配總額	385,000		